UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response . . . . . 14.5

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

INFOSONICS CORPORATION

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

456784 10 7

(CUSIP Number)

Joseph Ram
5880 Pacific Center Blvd.
San Diego, CA  92121

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 3, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 456784 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joseph Ram

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
N/A
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,900,000(1)(2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,900,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 34.70%(3)

14.	Type of Reporting Person (See Instructions) IN

(1) The ownership reported in this Amendment No. 2 to Schedule 13D reflects the 2-for-1 stock dividend paid by the Issuer on June 19, 2006.

(2) Includes 1,080,000 shares of common stock owned by Ram Grantor Retained Annuity Trust, of which Mr. Ram is trustee.  These 1,080,000 shares are also reported in Ram Grantor Retained Annuity Trust’s Schedule 13G.  Also includes shares underlying currently exercisable options to purchase 400,000 shares of common stock at $0.85 per share until April 5, 2011 and shares underlying currently exerciseable options to purchase 50,000 shares of common stock at $8.12 per share until December 30, 2008.  See Items 5(a) and (b) below.

(3) Based on 14,120,068 shares of the Issuer’s common stock outstanding on November 10, 2006.

Item 1.	Security and Issuer

This Amendment No. 2 to Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”), of Infosonics Corporation, whose principal executive offices are located at 5880 Pacific Center Blvd., San Diego, California  92121.

Item 2.	Identity and Background

This Amendment No. 2 to Schedule 13D relates to Joseph Ram.  Mr. Ram currently serves as Chief Executive Officer and as a director of the Issuer; his business address is 5880 Pacific Center Blvd., San Diego, California 92121.  Mr. Ram is a citizen of the U.S.A.

During the last five years, Mr. Ram has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors), nor has Mr. Ram been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

This Amendment No. 2 to Schedule 13D incorporates by reference the information provided under Item 3 to Schedule 13D filed by Mr. Ram on June 28, 2004, as amended by Amendment No. 1 to Schedule 13D filed by Mr. Ram on February 21, 2006.

Item 4.	Purpose of Transaction
This Amendment No. 2 to Schedule 13D incorporates by reference the information provided under Item 4 to Schedule 13D filed by Mr. Ram on June 28, 2004.
Item 5.	Interest in Securities of the Issuer
(a)

As of the date of this report, Mr. Ram beneficially owned 4,900,000 shares of the Issuer’s Common Stock comprising approximately 34.70% of the outstanding shares of the Issuer’s Common Stock, including shares underlying currently exercisable options to purchase an aggregate of 450,000 shares of Common Stock and 1,080,000 shares of common stock owned by Ram Grantor Retained Annuity Trust, of which Mr. Ram is trustee.  By reason of his position as trustee, Mr. Ram may be deemed for purposes of Section 13(d) of the Securities Exchange Act of 1934 to beneficially own all shares of the Issuer held of record by Ram Grantor Retained Annuity Trust.

(b)

Mr. Ram has sole voting and dispositive powers with respect to all shares of the Issuer’s Common Stock held in his own name, as well as those shares held of record by Ram Grantor Retained Annuity Trust.

(c)

Pursuant to a sales plan intended to comply with the provisions of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, Mr. Ram effected the following open market sales in the Issuer’s Common Stock during the period from February 21, 2006 (the date of Amendment No. 1 to Schedule 13D) to the date of this report, and Item 3 is hereby amended to incorporate such transactions:

Date	No. of Shares	Price Per Share

May 11, 2006	50,000	$8.5759	(4)
June 19, 2006	400	$7.660
June 19, 2006	10,000	$7.500
June 19, 2006	400	$7.455
June 19, 2006	2,830	$7.450
June 19, 2006	2,422	$7.445
June 19, 2006	10,800	$7.400
June 19, 2006	200	$7.385
June 19, 2006	600	$7.380
June 19, 2006	148	$7.375
June 19, 2006	600	$7.360
June 19, 2006	1,600	$7.355
June 19, 2006	1,200	$7.350
June 19, 2006	800	$7.345
June 19, 2006	10,000	$7.341
June 19, 2006	1,400	$7.330
June 19, 2006	4,400	$7.325
June 19, 2006	800	$7.275
June 19, 2006	1,400	$7.250
July 3, 2006	150	$6.070
July 3, 2006	100	$6.060
July 3, 2006	1,400	$6.050
July 3, 2006	500	$6.040
July 3, 2006	4,100	$6.030
July 3, 2006	9,100	$6.020
July 3, 2006	100	$6.010
July 3, 2006	800	$6.000
July 3, 2006	500	$5.990
July 3, 2006	250	$5.980
July 3, 2006	275	$5.970
July 3, 2006	700	$5.960
July 3, 2006	1,700	$5.950
July 3, 2006	13,800	$5.930
July 3, 2006	7,350	$5.920
July 3, 2006	300	$5.910
July 3, 2006	2,575	$5.900
July 3, 2006	2,900	$5.890
July 3, 2006	1,650	$5.880
July 3, 2006	200	$5.870
July 3, 2006	850	$5.860
July 3, 2006	700	$5.850
August 14, 2006	50	$6.050
August 14, 2006	100	$5.470
August 14, 2006	100	$6.130
August 14, 2006	135	$6.140

(4) Represents the weighted average sales price; the highest price at which shares were sold was $8.75 and the lowest price at which shares were sold was $8.505.

August 14, 2006	350	$6.180
August 14, 2006	400	$5.910
August 14, 2006	1,000	$6.150
August 14, 2006	1,400	$5.530
August 14, 2006	1,400	$5.680
August 14, 2006	1,500	$5.460
August 14, 2006	1,600	$5.810
August 14, 2006	1,615	$6.110
August 14, 2006	1,618	$5.860
August 14, 2006	2,300	$5.730
August 14, 2006	2,300	$6.100
August 14, 2006	2,350	$6.030
August 14, 2006	2,800	$5.920
August 14, 2006	2,855	$5.830
August 14, 2006	3,000	$5.950
August 14, 2006	3,264	$5.800
August 14, 2006	3,300	$5.770
August 14, 2006	3,800	$5.960
August 14, 2006	4,063	$5.900
August 14, 2006	8,700	$5.450
September 18, 2006	100	$5.850
September 18, 2006	100	$5.700
September 18, 2006	100	$5.390
September 18, 2006	200	$5.490
September 18, 2006	200	$5.360
September 18, 2006	300	$5.840
September 18, 2006	300	$5.670
September 18, 2006	300	$5.450
September 18, 2006	400	$5.470
September 18, 2006	402	$5.800
September 18, 2006	420	$5.730
September 18, 2006	500	$5.830
September 18, 2006	500	$5.370
September 18, 2006	600	$5.420
September 18, 2006	700	$5.750
September 18, 2006	700	$5.710
September 18, 2006	900	$5.380
September 18, 2006	1099	$5.620
September 18, 2006	1100	$5.680
September 18, 2006	1100	$5.640
September 18, 2006	1200	$5.630
September 18, 2006	1600	$5.440
September 18, 2006	1700	$5.690
September 18, 2006	1700	$5.660
September 18, 2006	1700	$5.560
September 18, 2006	1800	$5.400
September 18, 2006	1900	$5.650
September 18, 2006	1900	$5.510
September 18, 2006	2000	$5.550
September 18, 2006	2200	$5.500
September 18, 2006	2685	$5.610
September 18, 2006	3098	$5.810

September 18, 2006	3416	$5.600
September 18, 2006	3600	$5.820
September 18, 2006	4600	$5.410
September 18, 2006	4880	$5.720
October 2, 2006	50	$5.990
October 2, 2006	100	$5.970
October 2, 2006	110	$6.050
October 2, 2006	200	$5.950
October 2, 2006	300	$5.980
October 2, 2006	500	$5.790
October 2, 2006	600	$6.000
October 2, 2006	700	$5.820
October 2, 2006	700	$5.960
October 2, 2006	1,700	$5.890
October 2, 2006	1,947	$5.870
October 2, 2006	2,000	$5.850
October 2, 2006	2,000	$5.930
October 2, 2006	2,140	$5.810
October 2, 2006	2,300	$5.840
October 2, 2006	2,500	$5.920
October 2, 2006	2,740	$5.860
October 2, 2006	2,800	$5.940
October 2, 2006	3,978	$5.900
October 2, 2006	4,400	$5.910
October 2, 2006	4,775	$5.880
October 2, 2006	6,400	$5.830
October 2, 2006	7,060	$5.800
November 13, 2006	100	$4.160
November 13, 2006	300	$4.170
November 13, 2006	580	$4.110
November 13, 2006	700	$4.050
November 13, 2006	800	$4.040
November 13, 2006	900	$4.070
November 13, 2006	900	$3.990
November 13, 2006	955	$4.130
November 13, 2006	1,000	$4.140
November 13, 2006	1,300	$4.000
November 13, 2006	1,500	$4.030
November 13, 2006	2,200	$4.090
November 13, 2006	3,000	$4.060
November 13, 2006	3,400	$4.010
November 13, 2006	3,845	$4.120
November 13, 2006	4,900	$4.020
November 13, 2006	5,720	$4.100
November 13, 2006	17,900	$4.080

(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
This Amendment No. 2 to Schedule 13D incorporates by reference the information provided under Item 4 to Schedule 13D filed by Mr. Ram on June 28, 2004.
Item 7.	Material to Be Filed as Exhibits
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 15, 2006
Date
/s/ Joseph Ram
Signature
Joseph Ram, Individually
Name/Title